Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rubicon and Solitaire Commence 3,300 metre Drill Program at Red Lake
    North Project

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    TORONTO, Aug. 14 /CNW/ - Rubicon and Solitaire Minerals Corporation
(TSX-V: SLT) are pleased to announce the start of a 3,300 metre drill program at the Red Lake North Project. The property is under option to Solitaire
Minerals Corp. ('Solitaire') who is required to fund $2.5 million of exploration over four years (prior to May 30, 2010) to earn a 55% interest.
Through an aggressive exploration program, Solitaire and Rubicon are advancing the property and have identified four distinct target areas for drill testing along a 12-kilometre strike length of prospective stratigraphy.

    The Red Lake North project is separated into two distinct packages of ground:

    The Red Lake North Main Block

    This block which is the focus of this drill program, is directly along strike from both the Main Discovery Zone (MDZ) and Upper Duck Zone (UDZ),
currently being explored by Goldcorp/Planet Exploration Inc on the Sidace Lake
Property. Based on three holes drilled by Rubicon in 2005 that intersected the prospective quartz-sericite schist altered horizon as well as geophysical interpretation, the extension of gold-bearing stratigraphy that hosts the MDZ continues southwest onto the Red Lake North Main Block.

    The Sidace Lake Area

    The Sidace Lake Area claims are situated on the up-dip and down-dip extensions of the Goldcorp/Planet MDZ. The property is dominated by a package of Balmer assemblage mafic and ultramafic volcanic rocks which are overlain by altered intermediate sediments. Solitaire funded a deep-targeting program on this claim in the fall and winter of 2006/2007, but was limited by the depth capacity of the drill rig. A drill rig capable of reaching a depth of 2,500 metres has been contracted for late September 2007 for planned follow-up drilling.

    RUBICON MINERALS CORPORATION

    "David W. Adamson"
    President & CEO

    Current work programs are supervised by Terry Bursey, P.Geo, the project
Qualified Person under the definition of NI 43-101.

    Forward Looking Statement
    -------------------------
    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The
Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for
Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %CIK: 0001057791

    /For further information: Bill Cavalluzzo, VP Investor Relations, Toll free: 1-866-365-4706, E-mail: bcavalluzzo(at)rubiconminerals.com, Rubicon
Minerals Corporation, Suite 1540-800, West Pender Street, Vancouver, BC,
CANADA, V6C 2V6/
    (RMX. RBY)

CO:  Rubicon Minerals Corporation

CNW 10:12e 14-AUG-07